U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires:May31,2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


05060226

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2005-QS9
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 7th day of July 2005.

Residential Accredit Loans Inc.
(Registrant)



By:
Name: Heather Anderson
Title: Vice President



Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________________

(Name)

(Title)


PROCESSED
JUL 13 2005
THOMSON
FINANCIAL



Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: A1 (A1)						
Price	.00% CPR 3.16000 0%	P50 ACPR 3.16000 0%	P100 ACPR 3.16000 0%	P150 ACPR 3.16000 0%	P200 ACPR 3.16000 0%	PREPAY 1M_LIB CALL
99.609375	3.72	3.76	3.87	3.96	4.05	Yield
99.734375	3.71	3.74	3.81	3.87	3.93	Yield
99.859375	3.70	3.72	3.75	3.79	3.82	Yield
99.984375	3.69	3.69	3.70	3.70	3.70	Yield
100.109375	3.68	3.67	3.64	3.61	3.59	Yield
100.234375	3.67	3.64	3.58	3.53	3.47	Yield
100.359375	3.66	3.62	3.52	3.44	3.36	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

RALI9-SUBS

Sensitivity

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: A2 (A2)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
99.625000	3.72	3.76	3.87	3.95	4.03	Yield
99.750000	3.71	3.74	3.81	3.86	3.92	Yield
99.875000	3.70	3.71	3.75	3.77	3.80	Yield
100.000000	3.69	3.69	3.69	3.69	3.69	Yield
100.125000	3.68	3.66	3.63	3.60	3.57	Yield
100.250000	3.67	3.64	3.57	3.52	3.46	Yield
100.375000	3.66	3.61	3.51	3.43	3.35	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RALI9-SUBS
Sensitivity

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: F2 (A3)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
99.406250	3.73	3.81	3.97	4.10	4.23	Yield
99.531250	3.72	3.78	3.91	4.01	4.12	Yield
99.656250	3.71	3.76	3.85	3.93	4.00	Yield
99.781250	3.70	3.73	3.79	3.84	3.89	Yield
99.906250	3.70	3.71	3.73	3.75	3.77	Yield
100.031250	3.69	3.68	3.67	3.67	3.66	Yield
100.156250	3.68	3.66	3.61	3.58	3.55	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RALI9-SUBS

Sensitivity

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: S1 (A4)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
1.250000	197.89	175.48	150.27	121.37	89.00	Yield
1.375000	174.77	153.11	128.43	99.86	67.92	Yield
1.500000	156.36	135.28	110.95	82.56	50.91	Yield
1.625000	141.38	120.77	96.63	68.31	36.88	Yield
1.750000	128.95	108.72	84.69	56.37	25.09	Yield
1.875000	118.48	98.57	74.55	46.18	15.01	Yield
2.000000	109.55	89.91	65.84	37.38	6.29	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RALI9-SUBS
Sensitivity

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: LL (A5)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
102.093750	5.33	5.22	5.18	4.92	4.70	Yield
102.218750	5.32	5.21	5.16	4.89	4.66	Yield
102.343750	5.31	5.19	5.14	4.86	4.62	Yield
102.468750	5.30	5.17	5.12	4.83	4.57	Yield
102.593750	5.29	5.16	5.10	4.80	4.53	Yield
102.718750	5.27	5.14	5.08	4.76	4.49	Yield
102.843750	5.26	5.12	5.06	4.73	4.45	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: L (A6)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
100.718750	5.47	5.44	5.42	5.38	5.30	Yield
100.843750	5.46	5.43	5.41	5.36	5.27	Yield
100.968750	5.45	5.42	5.39	5.34	5.24	Yield
101.093750	5.44	5.40	5.37	5.32	5.22	Yield
101.218750	5.43	5.39	5.36	5.30	5.19	Yield
101.343750	5.42	5.38	5.34	5.28	5.16	Yield
101.468750	5.41	5.36	5.33	5.26	5.13	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RALI9-SUBS
Sensitivity

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: S2 (A7)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
1.156250	219.49	196.37	170.61	141.31	108.49	Yield
1.281250	191.57	169.37	144.32	115.51	83.27	Yield
1.406250	169.79	148.28	123.70	95.19	63.34	Yield
1.531250	152.34	131.38	107.11	78.74	47.16	Yield
1.656250	138.06	117.55	93.45	65.14	33.75	Yield
1.781250	126.17	106.02	82.00	53.67	22.42	Yield
1.906250	116.12	96.27	72.25	43.87	12.72	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

Settle Date: 6/29/2005 US Treasury Curve Date: 6/23/2005

Tranche: SN (A8)						
Price	**.00% CPR 3.16000 0%**	**P50 ACPR 3.16000 0%**	**P100 ACPR 3.16000 0%**	**P150 ACPR 3.16000 0%**	**P200 ACPR 3.16000 0%**	**PREPAY 1M_LIB CALL**
101.406250	5.40	5.33	5.28	5.10	4.94	Yield
101.531250	5.39	5.31	5.27	5.07	4.90	Yield
101.656250	5.38	5.29	5.25	5.04	4.85	Yield
101.781250	5.37	5.28	5.23	5.00	4.81	Yield
101.906250	5.35	5.26	5.21	4.97	4.77	Yield
102.031250	5.34	5.24	5.19	4.94	4.72	Yield
102.156250	5.33	5.23	5.17	4.91	4.68	Yield

STATEMENT REGARDING CBO PRICING. The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exist for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.
